November 25, 2024

John C. Asbury
President and CEO
Atlantic Union Bankshares Corporation
4300 Cox Road
Glen Allen, VA 23060

       Re: Atlantic Union Bankshares Corporation
           Registration on Form S-4
           Filed November 21, 2024
           File No. 333-283382
Dear John C. Asbury:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Lee Hochbaum